UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Jar Goods LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    New Jersey

    Date of organization
    March 8, 2013

Physical address of issuer
80 Ridge Road, Glen Rock, NJ 07452

Website of issuer
https://www.jargoods.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
August 3, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$ 93,625	$ 55,185
Cash & Cash Equivalents	$3 ,466	$ 6 ,456
Accounts Receivable	$77,063	$20,729
Short-term Debt	$176,161	$49,303
Long-term Debt	$145,000	$0
Revenues/Sales	$ 279,872	$ 180,664
Cost of Goods Sold	$(189,499)	$(115,732)
Taxes Paid	$0	$0
Net Income	$ (233,418)	$ (31,753)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
June 19, 2018

Jar Goods LLC



Up to $1,070,000 of Crowd Notes

Jar Goods LLC ("Jar Goods", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by August 3, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by August 3, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to August 3, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://jargoods.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/jar.goods

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Jar Goods LLC is a New Jersey Limited Liability Company, formed on March 8, 2013.

The Company is located at 80 Ridge Road, Glen Rock, NJ 07452.

The Company's website is https://www.jargoods.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/jar.goods and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Minimum investment amount per investor	$1,000
Offering deadline	August 3, 2018
Use of proceeds	See the description of the use of proceeds on page 12-13 hereof.
Voting Rights	See the description of the voting rights on pages 13 - 14 and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The Company's competitors include major companies worldwide. Jar Goods competitors such as Ragu, Prego, and others maintain broad market presence and economies of scale not accessible for smaller players such as Jar Goods. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. Existing companies that engage in the tomato sauce business or are within the CPG space could introduce new or enhance existing products. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products.

Jar Goods is commoditized and offers low differentiation to market players. The Company may unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to establish itself as a well known brand in the competitive tomato sauce space, and the product may be in a market where customers will not have brand loyalty. If competitors develop equal products, Jar Goods may be forced to compete on a pricing basis, which could negatively affect its revenue.

The Company has $152,000 in outstanding debt which will be repaid with a portion of the funds raised in this round. This expenditure may reduce the amount the Company would otherwise spend on growth initiatives. This diversion of resources may cause the Company to miss growth projections or meet other financial obligations. In addition, some of the debt is collateralized with the Company's assets, giving the lenders a securitized interest in substantially all assets of the Company.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addit ion, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

A product recall or an adverse result in litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight. We purchase large quantities of raw materials, including ingredients such as organic raw fruits and organic vegetables. Costs of ingredients and packaging, including our bottles, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition. Our activities or products are subject to regulation by various federal, state, and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, and Commerce and Labor. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anti-corruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

The Company depends on three distributors for a substantial majority of its revenue. If these distributors were to cancel or reduce their purchase commitments, Jar Goods' revenue could decline significantly. As a result of this concentration, the Company's revenue could fluctuate materially and could be materially and disproportionately impacted by decisions of one of its distributors. In the future, any distributor may alter their purchasing patterns at any time with limited notice, or may decide not to continue to distribute Jar Goods at all, which could cause its revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its distributors, it will continue to be susceptible to risks associated with distributors concentration.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the CPA noted that the Company has incurred losses from inception of $283,369 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve- month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has not yet formed a Board. Although the Company is not legally required to have a board to conduct operations, boards play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that a Board will be put in place.

The Company does not have an employment contract in place with Melissa Vitelli or Laura Vitelli, the two founders of the Company. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Melissa or Laura were to leave JarGoods, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $4,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $4,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $4,000,000 valuation cap, so you should not view the $4,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 83% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under New Jersey law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Delicious, clean-label, ready-to-cook pantry staples. The Jar Goods brand validates our consumer's busy lives, as opposed to condemning them for not cooking from scratch. Our product line is a premium short cut they deserve.

Business Plan
Our current product line consists of three ultra-premium tomato sauces - Classic Red, Classic Spicy, and Classic Vodka. These sauces are the premium shortcut our consumers deserve and can be stocked in the pantry and ready in a pinch. They can be used to make everything from veggie chili to braised meats to, of course, pasta and pizza. These sauces are helping redefine how tomato sauce can be used in meal preparation.

Our new products, Vegan Vodka Tomato Sauce and Beet + Basil Pesto, come out in April. Our Veggie Pesto and one additional SKU (TBD) come out in September. These products will naturally serve as line extensions, but also as way to further differentiate from competitors.

Our most important KPI metrics are sales, distribution, and velocity.
- **Sales**: Jar Goods is currently stocked in about 1,100 retailers, and we have about 500 more stores in the pipeline, including Meijer, National Coop Grocers, Associated Food Stores, and additional regions of Whole Foods, Albertsons, and Safeway.
- **Distribution**: It's difficult to have sales without distribution! Jar Goods is established with the two main national distributors of natural products: UNFI & KeHE. Jar Goods also has relationships with regional distributors including McMahon's Farm in the NorthEast, Renaissance in Northern California, and Davidson in New England.
- **Velocity**: Sales velocity is defined as units per SKU per store per week. The industry benchmark for good velocity is 2. Though we are small, with an almost non-existent marketing budget, we have reached a sales velocity of 2.9. We continue to see our bootstrapped marketing efforts result in steadily rising velocity and decreasing volatility. We know how to make an impact with few resources.

Working with our third-party sales and business development team, we strategize our sales efforts, promotions and trade spend. We focus on natural and upscale grocers, both brick & mortar and e-commerce, in specific geographical regions where our target consumer lives and shops.

We sell hard to retailers that make sense for us - who have their finger on the pulse and who will clue us in to how to be successful on their shelves, and not just pocket our slotting dollars and never order again. We reject retailers who don't get that they need emerging brands to stay relevant, and who are just looking for slotting dollars.

The Company's Products and/or Services

Product / Service	Description	Current Market
Ready-to-cook pantry staples	Current product line consists of three premium tomato sauces: Classic Red, Classic Spicy, and Classic Vodka.	Natural food grocery stores and food distributors

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our target consumer is an urban Boomer, Gen-Xer, or Millennial of average to above average income, who wants the convenience or prepared food with organic, curated ingredients..

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
4,729,409	Ready-Made sauces, sauces, tomato sauce	Jar Goods	6/26/2014	2/13/2015	United States

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.5% of the proceeds, or $28,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.4]% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Inventory	100%	34%	34%
Sales and Marketing	0%	15%	15%
Salary	0%	13%	13%
Working Capital	0%	10%	10%
Debt Consolidation	0%	7%	7%
R&D, Commercialization	0%	6%	6%

General Expenses	0%	15%	15%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Melissa Vitelli	Co-Founder and CEO	R&D of new skus, sales, marketing conceptualization, fund-raising and financing, broker management,
Laura Vitelli	Co Founder and COO	Operations,book-keeping, marketing activation, sales

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to New Jersey law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in New Jersey.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	100%	yes	n/a	100%	_____

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Loan	On Deck	$71,237.50	28%	Weekly payments $1737.50		March 23, 2019	
Line of Credit	On Deck	$8,901.35	36%	Weekly payments $403.58		Ongoing	
Loan	Direct Capital	$17,715.60	19.45%	Daily Payments $111.42		February 1, 2019	

Loan	Swift	$793.44	22.39%	Weekly Payments $793.56		June 20, 2018	
Line of Credit	Chase	$23,842.16	11.74%	Monthly Payments - varied		Ongoing	

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Melissa Vitella and Laura Vitelli.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Melissa Vitelli	Common Units	40%
Laura Vitelli	Common Units	39%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Jar Goods LLC ("the Company") is a limited liability company organized March 8, 2013 under the laws of the State of New Jersey, and headquartered in Hoboken, New Jersey. The Company produces and sells a variety of sauces, ranging from classic tomato to beet and basil pesto.

The Company achieved $279,872 in revenue in 2017. Their gross profit was $90,373, with their net loss across the business of -$233,418. In 2016, the Company achieved a total of $180,664 in revenue and $64,932 in gross profit. Across the business, they experienced a loss of -$31,753.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $25,000 in cash on hand as of June 1, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Convertible Notes Payable

During 2017, the Company issued fourteen convertible notes totaling $145,000. The convertible notes payable bear interest at 5% and matures June 30, 2018. No principal or interest payments are due prior to maturity. Outstanding principal and interest may be converted upon the following:

1. Upon the Company receiving cash of no less than $2,500,000 for the sale of the Company's membership units ("Qualified Financing"), outstanding principal and accrued interest will be automatically converted into ownership units of the Company at a price of the lower of 80% of the price paid for the units as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.
2. Upon maturity, outstanding principal and interest will be automatically converted into membership units of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements.

As of December 31, 2017 and 2016, no principal or accrued interest has been converted into membership units of the
Company.

For the years ended December 31, 2017 and 2016, the Company recognized interest expense on outstanding convertible notes of $3,568 and $0, respectively. At December 31, 2017 and 2016, accrued interest on outstanding convertible notes totaled $3,568 and $0, respectively.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Common Equity	December 31, 2015	Regulation D, 506(b)	Common Shares	$45,000	inventory
Convertible Debt	May 1, 2018	Regulation D, 506(b)	Convertible debt	$232,500	Inventory, marketing, working capital

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

● If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
● Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
● If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

● At a discount of 20% to the price in the qualified equity financing, subject to a $4,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
● If conversion takes place prior to a qualified equity financing due to a corporated transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
● If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $4,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 6%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters
EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
During 2017, members advanced funds to the Company to be used in operations. These advances had no specific terms and are payable upon demand. At December 31, 2017 and 2016, unpaid advances totaled $25,672 and $0, respectively. During 2017, the Company issued five convertible notes to members of the Company, totaling $65,000. The provisions of these notes are discussed in Note 4. At December 31, 2017, the total principal outstanding was $65,000. There were no notes issued to related parties at December 31, 2016.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you

had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
    1. To the Company that sold the Securities
    2. To an accredited investor
    3. As part of an Offering registered with the SEC (think IPO)
    4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Melissa Vitelli
_____
(Signature)

Melissa Vitelli
_____
(Name)

Co-Founder & CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Melissa Vitelli
_____
(Signature)

Melissa Vitelli
_____
(Name)

Co-Founder & CEO
_____
(Title)

6/18/18
_____
(Date)

Laura Vitelli
_____
(Signature)

Laura Vitelli
_____
(Name)

Co-Founder & COO
_____
(Title)

6/18/18
_____
(Date)

Instructions.

1.　　The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.　　The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

JAR GOODS LLC

A New Jersey Limited Liability Company

Financial Statements (Unaudited) and

Independent Accountants' Review Report

December 31, 2017 and 2016

JAR GOODS LLC

For the Years Ended December 31, 2017 and 2016

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



A Professional Limited Liability Company

To Management of
Jar Goods LLC
Hoboken, New Jersey

We have reviewed the accompanying financial statements of Jar Goods LLC ("the Company"), which comprise the balance sheets as of December 31, 2017 and 2016 and the related statements of operations and changes in members' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 3 of the financial statements, the Company relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

June 13, 2018

Members of:
WSCPA
AICPA
PCPS

**802 North Washington
PO Box 2163
Spokane, Washington
99210-2163**

**P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com**

JAR GOODS LLC
Balance Sheets
December 31, 2017 and 2016
(unaudited)

ASSETS

	2017	2016
Current assets		
Cash	$ 3,466	$ 6,456
Accounts receivable, net	77,063	20,729
Inventory, net	13,096	28,000
Total current assets	93,625	55,185
Total assets	$ 93,625	$ 55,185

LIABILITIES AND MEMBERS' EQUITY

	2017	2016
Current liabilities		
Accounts payable and accrued liabilities	$ 91,585	$ 42,733
Short-term loans	58,904	6,570
Advances from members	25,672	-
Convertible notes payable, net	145,000	-
Total current liabilities	321,161	49,303
Total liabilities	321,161	49,303
Commitments and contingencies	-	-
Total members' equity	(227,536)	5,882
Total liabilities and members' equity	$ 93,625	$ 55,185

JAR GOODS LLC
Statements of Operations and Changes in Members' Equity
For the Years Ended December 31, 2017 and 2016
(unaudited)

		2017		2016
Revenue				
Sales, net	$	279,872	$	180,664
Cost of goods sold		(189,499)		(115,732)
Gross profit		90,373		64,932
Operating expenses				
Sales and marketing		214,630		32,307
General and administrative		61,783		41,325
Compensation and benefits		17,503		12,429
Rent		-		19,570
Total operating expenses		293,916		105,631
Net loss from operations		(203,543)		(40,699)
Other income (expense)				
Grant income		14,530		14,519
Interest expense		(44,405)		(5,573)
Total other income (expense)		(29,875)		8,946
Net loss	$	(233,418)	$	(31,753)
Changes in members' equity				
Beginning members' equity	$	5,882	$	37,635
Capital contributions		-		-
Distributions to members		-		-
Net loss		(233,418)		(31,753)
Ending members' equity	$	(227,536)	$	5,882

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

JAR GOODS LLC
Statements of Cash Flows
For the Years Ended December 31, 2017 and 2016
(unaudited)

		2017		2016
Cash flows from operating activities				
Net loss	$	(233,418)	$	(31,753)
Change in assets and liabilities				
Accounts receivable		(56,334)		(3,224)
Inventory		14,904		5,399
Accounts payable and accrued expenses		48,852		22,814
Net cash used by operating activities		(225,996)		(6,764)
Cash flows from financing activities				
Proceeds from member advances		25,672		5,297
Proceeds from convertible notes		145,000		-
Net proceeds from short term loans		52,334		-
Net cash provided by financing activities		223,006		5,297
Net decrease in cash		(2,990)		(1,467)
Cash at beginning of period		6,456		7,923
Cash at end of period	$	3,466	$	6,456
Supplemental cash flow information:				
Cash paid during the period for:				
Interest	$	31,169	$	5,573

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Jar Goods LLC ("the Company") is a limited liability company organized March 8, 2013 under the laws of the State of New Jersey, and headquartered in Hoboken, New Jersey. The Company produces and sells a variety of sauces, ranging from classic tomato to beet and basil pesto.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $95,580 and $13,037 in advertising costs, respectively.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Returns are recognized on the date the returned inventory is received by the Company.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, may be in excess of federally insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable

The Company recognizes an allowance on accounts receivable deemed to be uncollectible. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against its accounts receivable balances was not necessary at either December 31, 2017 or 2016.

Inventory

Inventory is stated at the lower of cost or market and is accounted for using the first-in-first-out ("FIFO") method. The Company analyzes inventory for any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. At December 31, 2017 and 2016, no such impairment charge was deemed necessary.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the New Jersey state jurisdiction, as applicable.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

Management has evaluated events through June 13, 2018, the date these financial statements were available to be issued.

During 2018, the Company entered into a short-term financing agreement for $64,188 subject to provisions similar to those disclosed in Note 5.

During 2018, the Company issued five convertible notes for proceeds of $77,500. These notes are subject to the same provisions outlined in Note 4.

NOTE 2 – RELATED PARTY TRANSACTIONS

During 2017, members advanced funds to the Company to be used in operations. These advances had no specific terms and are payable upon demand. At December 31, 2017 and 2016, unpaid advances totaled $25,672 and $0, respectively.

During 2017, the Company issued five convertible notes to members of the Company, totaling $65,000. The provisions of these notes are discussed in Note 4. At December 31, 2017, the total principal outstanding was $65,000. There were no notes issued to related parties at December 31, 2016.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $283,369 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 4 – CONVERTIBLE NOTES PAYABLE

During 2017, the Company issued fourteen convertible notes totaling $145,000. The convertible notes payable bear interest at 5% and matures June 30, 2018. No principal or interest payments are due prior to maturity. Outstanding principal and interest may be converted upon the following:

1. Upon the Company receiving cash of no less than $2,500,000 for the sale of the Company's membership units ("Qualified Financing"), outstanding principal and accrued interest will be automatically converted into ownership units of the Company at a price of the lower of 80% of the price paid for the units as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

2. Upon maturity, outstanding principal and interest will be automatically converted into membership units of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements.

As of December 31, 2017 and 2016, no principal or accrued interest has been converted into membership units of the Company.

For the years ended December 31, 2017 and 2016, the Company recognized interest expense on outstanding convertible notes of $3,568 and $0, respectively. At December 31, 2017 and 2016, accrued interest on outstanding convertible notes totaled $3,568 and $0, respectively.

NOTE 5 – SHORT TERM LOANS

In January 2017, the Company entered into a financing agreement for $25,000. Total interest under the loan is $9,249 and is to be repaid, along with principal, in 252 equal installments of $136 until full principal and interest is repaid. Given the short-term nature of the financing agreement, origination fee of $625 was recognized as interest expense upon execution. At December 31, 2017, the outstanding principal of this financing agreement is $5,985.

In June 2017, the Company entered into a financing agreement for $35,000. There was no maturity date or interest rate. The Company is to remit daily payments of $794, until the principal plus interest of $6,265 is fully paid. Given the short-term nature of the financing agreement, origination fee of $875 was recognized as interest expense upon execution. At December 31, 2017, the outstanding principal of this financing agreement is $19,045. This financing agreement is secured by $41,265 of accounts receivable.

In July 2017, the Company entered into a financing agreement for $34,650. The loan carries 29.9% interest and is to be repaid in 390 equal installments of $111 until full principal and interest is repaid. Given the short-term nature of the financing agreement, origination fee of $350 was recognized as interest expense upon execution. At December 31, 2017, the outstanding principal of this financing agreement is $30,306.

For the years ended December 31, 2017 and 2016, the Company recognized interest expense on short-term financing agreements of $40,837 and $5,573.

NOTE 6 – GRANT REVENUE

During 2017 and 2016, the Company received grant revenue of $14,530 and $14,519 for its participation in the Chobani Food Incubator program. These grants included no provisions that would restrict, or otherwise require additional action on behalf of the Company.

EXHIBIT C
PDF of SI Website



Invest in Jar Goods

Delicious, clean-label, ready-to-cook pantry staples.

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$1,000	**$4,000,000**	**Crowd Note**
Minimum	Valuation cap	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Jar Goods is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Jar Goods without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

> Graduated in April 2017 among the six companies of the inaugural class of the Chobani Food Incubator.

> Sold at over 1,100 retailers such as Whole Foods, Safeway, Fresh Direct, Amazon, Stop & Shop, and many independent retailers.

> Distributors include KeHE, UNFI, Renaissance Specialty, Market Distributing, Davidson Specialty, and McMahon's Farm

> In April 2018, successfully drove off-promotion brick and mortar velocity to 2.9 units / sku / store / week with a limited marketing budget.

> Revenue growth of 58% from 2016 to 2017.

Fundraise Highlights

> Total Round Size: US $1,000,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security Type: Crowd Note

> Valuation Cap: US $4,000,000

> Target Minimum Raise Amount: US $250,000

> Offering Type: Side by Side Offering

We are Jar Goods. We make Joy In A Jar. We are on a mission to bring joy, inspiration, and pride back to ready-to-cook pantry staples by prioritizing the consumer.

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"[Big food companies] have been re-engineering themselves away from a true strength: selling products that offer a satisfying emotional and visceral appeal to consumers across demographic lines." - Phil Kafarakis

We believe big foods brands have become stale and stagnant, especially in the ready-to-cook shelf stable grocery categories, and that their main problem is brand-centricity. It always seems to be about someone's grandma's recipe, or capitalizing on a celebrity chef's fame, or maximizing profits. This brand-centricity ultimately leads to dreary brands and products that are not delicious, contain junky ingredients, or are simply not versatile or relevant in consumers' lives. Consumer preferences are changing and data shows a shift towards specialty, creative and non-mass-produced products. Specialty foods now account for $127 billion of the $890 billion total food market -- that's 14% -- and growing.

Jar Goods' goal is to disrupt these ready-to-cook categories. We are on a mission to bring joy, inspiration, and pride back to ready-to-cook pantry staples by prioritizing the consumer. We are prioritizing our target consumer by addressing their core needs:

- Superior Quality
- Versatility
- Natural Ingredients
- Emotional Validation

The Jar Goods brand validates our consumer's busy lives, as opposed to condemning them for not cooking from scratch. Our product line is a premium short cut they deserve. No longer are consumers seeking innovation from tried-and-true brands like Kraft, Gerber, or Coca-Cola. They are much more interested in up-and-coming natural brands that are shaking up the food and beverage marketplace, like Califia Farms, The New Primal, and Bulletproof.





Pitch Deck

JAR goods
JOY in a JAR
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Product & Service

Our Products

Always keeping our mission and values in mind, we strive to make our products:

- **More delicious**: Our Classic Tomato sauces are thick, rich, and fresh. We make unique products like our Beet + Basil Pesto, and our Vegan Vodka sauce not made with soy protein isolate.
- **More versatile**: What's in our jars is so good, and so good for you, you'll want to put it in and on everything!
- **Completely clean-label**: Our products are completely natural, and all our products meet Whole Foods' rigorous standards to be a supplier!

Our current product line consists of:

- Classic Red Tomato Sauce - Made with sweet vine-ripened tomato, olive oil, onion, and garlic, Classic Red is redefining the myriad of ways tomato sauce can be used. Non-GMO Verified, Kosher, Vegan.
- Classic Spicy Tomato Sauce - Classic Red with a kick. Non-GMO Verified, Kosher, Vegan, no sugar added.
- Classic Vodka Tomato Sauce - An indulgent version of Classic Red. Vegetarian, no sugar added.

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- Vegan Vodka-Style Tomato Sauce - an indulgent plant-based version of the classic vodka sauce. Non-GMO Verified, Kosher, Vegan, no sugar added.
- Beet + Basil Pesto - Where Beets Meet Basil. Non-GMO Verified, Vegan, no sugar added.
- Coming soon: Veggie Pesto; Classic Red with no sugar added; Marinades, Simmering sauces.

Our Business Model

Sales & Traction

Our most important KPI metrics are sales, distribution, and velocity.

- **Sales**: Jar Goods is currently stocked in about 1,100 retailers, and we have about 500 more stores in the pipeline, including Meijer, National Coop Grocers, Associated Food Stores, and additional regions of Whole Foods, Albertsons, and Safeway.
- **Distribution**: It's difficult to have sales without distribution! Jar Goods is established with the two main national distributors of natural products: UNFI & KeHE. Jar Goods also has relationships with regional distributors including McMahon's Farm in the NorthEast, Renaissance in Northern California, and Davidson in New England.
- **Velocity**: Sales velocity is defined as units per SKU per store per week. The industry benchmark for good velocity is 2. Though we are small, with an almost non-existent marketing budget, we have reached a sales velocity of 2.9. We continue to see our bootstrapped marketing efforts result in steadily rising velocity and decreasing volatility. We know how to make an impact with few resources.

Working with our third-party sales and business development team, we strategize our sales efforts, promotions and trade spend. We focus on natural and upscale grocers, both brick & mortar and e-commerce, in specific geographical regions where our target consumer lives and shops.

We sell hard to retailers that make sense for us - who have their finger on the pulse and who will clue us in to how to be successful on their shelves, and not just pocket our slotting dollars and never order again. We reject retailers who don't get that they need emerging brands to stay relevant, and who are just looking for slotting dollars.

Target Consumer

Our target consumer is an urban Boomer, Gen-Xer, or Millennial of average to above average income. Their household is comprised of 2-4 people. They are an omni-channel shopper and they over-index on frequency of grocery shopping trips and size of basket. More and more, this consumer is buying into the authenticity and inspiration coming from emerging brands, like Jar Goods.

Our target consumer feels good. They are busy, happy, and fulfilled. They don't have time or desire to cook from scratch. They are attracted to brands that validate their full life. They reject brands that have brand-centricity or that condemn them for not cooking from scratch.

Marketing

We reach our consumers with high-touch marketing activations that allow us to get up close and personal and speak directly to them in an authentic way. These activations include:

- High-value instant redeemable coupons
- Digital engagement and insights platforms, such as Adadapted, Social Nature and Ibotta to target omni-channel consumer and gain insights
- 'Foodie' type events, such as Emporiyum
- Cross promotions and co-sponsored demos with like-minded brands
- End cap placement
- Free product in CSA / subscription boxes
- Social media, influencer partnerships, blogger co-ops
- Sponsorship of non-profit Heifer International, marrying our brand and marketing with a social mission

Gallery




JAR
goods

Jar Goods is the premium short cut our consumers deserve.

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Team Story

When Jar Goods started a few years ago, founder Melissa Vitelli had been doing a lot of vegetable gardening. The closer she got to her food, the more she began to think about entrepreneurship and the need to write her own narrative in life. She decided to start her own food business.

Concurrently, life was busy and Melissa was constantly turning to her father-in-law's regionally famous tomato sauce recipe to make dinner, relying on it for everything from cassoulet to ratatouille to pizza. She wondered, "Does everyone use tomato sauce to make literally everything?"

Melissa studied and became perplexed by the myriad of choices in the inner aisles of the grocery store. They created complexity and chaos. The products shouted "Buy Me, Buy Me" from the shelf. They were all 'brand-centric,' about making someone's recipe famous, or capitalizing on a chef's fame, or the cheapest ingredients. They all lacked versatility, limiting their convenience factor. Melissa wished for a brand that was both delicious and easy.

With the goal of becoming an "inner aisle disruptor," Melissa joined forces with sister-in-law, Laura. Using an initial investment of $150, they began bottling Pa Vitelli's tomato sauce by hand and branded it Classic Red. They spread the word and sold at farmers' markets, street fairs, and on-line. Employing grass-roots efforts and a can-do spirit, Jar Goods amassed a loyal local following and got on store shelves, most notably Whole Foods. Jar Goods launched Classic Spicy and Classic Vodka in late 2015. **One year later, Melissa and Laura were offered a coveted spot in the Chobani Food Incubator and learned a great deal about how we could offer "Better Food For More People."**

In the beginning, Jar Goods was inspired by the short-comings of the Big Food brands and their disconnect with consumers. But, now, the inspiration comes from Jar Goods consumers. A core belief of the company is in living and eating with mindful purpose, but with respect for the constraints of modern life. Instead of shouting "Buy Me, Buy Me!", Jar Goods shouts "I'll help you out!" The Jar Goods consumer is busy and fulfilled and they don't have time to cook from scratch. Their full lives should not be exploited, they should be celebrated. They should not be relegated to bad quality because they are seeking convenience. **Jar Goods is dedicated to democratizing quality and convenience and helping the busy consumer get dinner on the table easier, faster, and happier.**

Founders and Officers



Melissa Vitelli
CEO

Melissa Vitelli is co-founder & CEO. A former fashion photographer's agent, Melissa is skilled in 'Big-Picture' thinking, R&D, sales, and conceptualizing our marketing strategies. Her favorite part of her work is digging into the data and seeing velocity rise and become less-volatile.



Laura Vitelli
COO

Laura Vitelli is our co-founder & COO. A former Wall Street analyst, Laura is skilled in detail-oriented projects, operations, sales, and marketing activation. Her favorite part of her work is on-boarding with new retailers and ensuring product flies off the shelf from the get-go.

Would you like to connect with the Jar Goods's team? YES NO

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Accounting & CFO

Accountant



Callie Rojewski

Social Media / Digital Growth Manager



Reena Goodwin

Public Relations

Q&A with the Founder

Q: Please detail your product and its key use case.

Jar Goods: Our current product line consists of three ultra-premium tomato sauces - Classic Red, Classic Spicy, and Classic Vodka. These sauces are the premium shortcut our consumers deserve and can be stocked in the pantry and ready in a pinch. They can be used to make everything from veggie chili to braised meats to, of course, pasta and pizza. These sauces are helping redefine how tomato sauce can be used in meal preparation.

Our new products, Vegan Vodka Tomato Sauce and Beet + Basil Pesto, come out in April. Our Veggie Pesto and one additional SKU (TBD) come out in September. These products will naturally serve as line extensions, but also as way to further differentiate from competitors.

Q: What do you view as your market opportunity?

Jar Goods: In looking at the ready-to-cook foods in the grocery store we saw a lot of brand-centricity. It always seems to be about someone's grandma's recipe, or capitalizing on a celebrity chef's fame, or maximizing profits. This brand centricity ultimately leads to dreary brands and products that are not delicious, contain junky ingredients, or are simply not versatile or relevant in consumers' lives. Jar Goods, conversely, is consumer-centric and a much welcome fresh take in these stagnant and stale categories.

Q: Can you describe the regulatory landscape of your market, any regulations you must comply with, and how you comply with those regulations?

Jar Goods: Our products and their production are regulated by the FDA. Our co-packer is LiDestri Food & Drink – their facilities are state-of-the-art and fully in compliance with FDA requirements and regulations. All future co-packers will be of the same quality. We are further regulated by third party verifiers in order to maintain our kosher and non-GMO verifications.

Q: What is your average sales cycle?

Jar Goods: We work with a third party sales and business development firm (FDM Sales & Marketing) to submit to category reviews and gain placement on store shelves. In tandem with the FDM team, we prepare presentations, strategize our trade promotions, analyze our trade spend, and meet with grocery buyers.

Once on shelves, we employ the above marketing strategies (answered in previous question) to drive trial and brand awareness and affinity.

Q: What do you view as your potential exit opportunities?

Jar Goods: With a few exceptions, most CPG companies need a strategic financial partner in order to become meaningfully and sustainably profitable and to continue growing, scaling, and vertically integrating. Given that, it is most likely that a larger company will acquire Jar Goods, resulting in a liquidity event. Possible acquirers include Campbells Soup Company, Mizkan America, Inc., Barilla, Unilever, Mars, Nestlè, and Tyson. We will model our exit after Sir Kensington –they were acquired by Unilever for $140MM in April 2017. We expect acquisition to happen on or around a revenue run rate of $1MM per month and for a similar multiple to Sir Kensington's.

However, we don't aim to just drive top-line revenue irresponsibly in order to get to exit - we keep one eye on bringing down our bottom line and taking advantage of opportunities to save, negotiate and / or vertically integrate.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,000,000
Minimum investment:	US $1,000

Target Minimum US $250,000

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Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $4,000,000
Interest rate:	6.0%

Additional Terms

Closing conditions:	While Jar Goods has set an overall target minimum of US $250,000 for the round, Jar Goods must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Jar Goods's Form C.
Regulation CF cap:	While Jar Goods is offering up to US $1,000,000 worth of securities in its Seed, only up to US $1,000,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


Inventory
Sales & Marketing
Salary
Working Capital
Debt
R&D

If Maximum Amount Is Raised


Inventory
Sales & Marketing
Salary
Working Capital
Debt
R&D

Investor Perks

All investors: Pack of instant redeemable coupons; Jar Goods t-shirt and other swag

- **$1,000**: Pack of instant redeemable coupons; Jar Goods t-shirt and other swag; complementary 3-month supply of Jar Goods
- **$5,000**: Pack of instant redeemable coupons; Jar Goods t-shirt and other swag; complementary 6-month supply of Jar Goods; First taste of next three new products
- **$10,000**: Pack of instant redeemable coupons; Jar Goods t-shirt and other swag; complementary 6-month supply of Jar Goods; First taste of next three new products; Participation in new product development meeting
- **$20,000**: Pack of instant redeemable coupons; Jar Goods t-shirt and other swag; complementary 6-month supply of Jar Goods; First taste of next five new products; Participation in new product development meeting; Participation in field marketing strategy meeting
- **$40,000**: Pack of instant redeemable coupons; Jar Goods t-shirt and other swag; complementary 6-month supply of Jar Goods; First taste of next five new products; Participation in new product development meeting; Participation in field marketing strategy meeting; dinner with Jar Goods' founders in your town at your restaurant of choice ($500 value) (Limited to continental USA)
- **$75,000**: Pack of instant redeemable coupons; Jar Goods t-shirt and other swag; complementary 6-month supply of Jar Goods; First taste of all subsequent new products; Participation in new product development meeting; Participation in field marketing strategy meeting; dinner with Jar Goods' founders in your town at your restaurant of choice ($1,000 value) (Limited to continental USA); Invitation to represent Jar Goods at an upcoming trade show (all-inclusive)

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

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The graph below illustrates the valuation cap or the pre-money valuation of Jar Goods's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	
Round Size	US $45,000
Closed Date	Oct 31, 2015
Security Type	Common Equity

Pre-Seed	
Round Size	US $232,500
Closed Date	Apr 22, 2018
Security Type	Convertible Note
Valuation Cap	US $2,500,000

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached hereto in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

Jar Goods LLC ("the Company") is a limited liability company organized March 8, 2013 under the laws of the State of New Jersey, and headquartered in Hoboken, New Jersey. The Company produces and sells a variety of sauces, ranging from classic tomato to beet and basil pesto.

The Company achieved $279,872 in revenue in 2017. Their gross profit was $90,373, with their net loss across the business of -$233,418. In 2016, the Company achieved a total of $180,664 in revenue and $64,932 in gross profit. Across the business, they experienced a loss of -$31,753.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $25,000 in cash on hand as of June 1, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Convertible Notes Payable

During 2017, the Company issued fourteen convertible notes totaling $145,000. The convertible notes payable bear interest at 5% and matures June 30, 2018. No principal or interest payments are due prior to maturity. Outstanding principal and interest may be converted upon the following:

Upon the Company receiving cash of no less than $2,500,000 for the sale of the Company's membership units ("Qualified Financing"), outstanding principal and accrued interest will be automatically converted into ownership units of the Company at a price of the lower of 80% of the price paid for the units as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

Upon maturity, outstanding principal and interest will be automatically converted into membership units of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements.

As of December 31, 2017 and 2016, no principal or accrued interest has been converted into membership units of the Company.

For the years ended December 31, 2017 and 2016, the Company recognized interest expense on outstanding convertible notes of $3,568 and $0, respectively. At December 31, 2017 and 2016, accrued interest on outstanding convertible notes totaled $3,568 and $0, respectively.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

Market Landscape



Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Prior Rounds

Financial Discussion

Market Landscape

Data Room

0 comments

FAQs

SeedInvest

Sales of Shelf-stable Pasta & Pizza Sauce in the Specialty Food Channel
Source: Specialty Food Association's State of the Specialty Food Industry 2014, 2015, 2016, 2017 report prepared by Mintel and Spins/IRI

Competition

- Rao's Homemade is priced at .45/ounce. Jar Goods is similarly priced at .43/ounce, but is thicker and richer. Rao's is distributed everywhere and was recently sold to Sovos brands, so its authenticity to the consumer may have been damaged. Rao's is one of our biggest competitors but we can win by tasting better and being a fresher and more authentic brand.

- Cucina Antica is slightly less expensive than Jar Goods at .35/ounce but their sauce is not made with vine-ripened tomatoes, is lacking in flavor, and their branding offers very little. We have been recently noticed discontinuation of this brands' products at retail.

- Brandless prices all of their items at $3, which works out to .19/ounce for their 15 ounce tomato sauce. Price is prioritized - quality and flavor are lacking and an afterthought. Brandless is only available through on-line ordering - they do not compete with Jar Goods at the moment because they do not have brick and mortar retail distribution.

- Dave's Gourmet products are less expensive than Jar Goods at .33/ounce. Dave's Gourmet products are widely distributed, of good quality, and some have organic certification. Dave's is one of our biggest competitors, but we can win against them with brand, messaging, and more versatile flavors.

- Mezzetta retails at the same price as Jar Goods (.43/ounce) but the brand's flavors are unappealing as is it's appearance. They put whole garlic cloves in one of their flavors, which is a hassle for the consumer. We have been recently noticed Mezzetta products moving to the bottom shelf and / or being discontinued.

The Jar Goods brand is poised to gain market share by being a fresher and more authentic brand and by prioritizing quality, versatility, and natural ingredients. Our products are completely clean-label and are more delicious and more versatile than our competitors. Our products are the ultra-premium short cut our consumers deserve and help them enjoy dinner easier, faster, and happier.

Barriers for new movers to enter our category include lofty start-up costs, unlikeliness to gain funding without initial traction, differentiation challenges, and difficulties to gaining distribution.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The Company's competitors include major companies worldwide. Jar Goods competitors such as Ragu, Prego, and others maintain broad market presence and economies of scale not accessible for smaller players such as Jar Goods. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. Existing companies that engage in the tomato sauce business or are within the CPG space could introduce new or enhance existing products. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products.

Jar Goods is commoditized and offers low differentiation to market players. The Company may unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to establish itself as a well known brand in the competitive tomato sauce space, and the product may be in a market where customers will not have brand loyalty. If competitors develop equal products, Jar Goods may be forced to compete on a pricing basis, which could negatively affect its revenue.

The Company has $152,000 in outstanding debt which will be repaid with a portion of the funds raised in this round. This expenditure may reduce the amount the Company would otherwise spend on growth initiatives. This diversion of resources may cause the Company to miss growth projections or meet other financial obligations. In addition, some of the debt is collateralized with the Company's assets, giving the lenders a securitized interest in substantially all assets of the Company.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may be subject to product liability claims and negative publicity, which would cause its business to suffer. In addit ion, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

A product recall or an adverse result in litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight. We purchase large quantities of raw materials, including ingredients such as organic raw fruits and organic vegetables. Costs of ingredients and packaging, including our bottles, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition. Our activities or products are subject to regulation by various federal, state, and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, and Commerce and Labor. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anti-corruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

The Company depends on three distributors for a substantial majority of its revenue. If these distributors were to cancel or reduce their purchase commitments, Jar Goods' revenue could decline significantly. As a result of this concentration, the Company's revenue could fluctuate materially and could be materially and disproportionately impacted by decisions of one of its distributors. In the future, any distributor may alter their purchasing patterns at any time with limited notice, or may decide not to continue to distribute Jar Goods at all, which could cause its revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its distributors, it will continue to be susceptible to risks associated with distributors concentration.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the CPA noted that the Company has incurred losses from inception of $283,369 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has not yet formed a Board. Although the Company is not legally required to have a board to conduct operations, boards play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that a Board will be put in place.

The Company does not have an employment contract in place with Melissa Vitelli or Laura Vitelli, the two founders of the Company. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Melissa or Laura were to leave JarGoods, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Data Room
FAQs
SeedInvest

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

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Pitch Deck and Overview (2 files)
Product or Service (22 files)

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Jar Goods

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Jar Goods. Once Jar Goods accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Jar Goods in exchange for your securities. At that point, you will be a proud owner in Jar Goods.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Jar Goods has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

PROFILE MENU

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a) (6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

Other General Questions

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What is this page about?

This is Jar Goods's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Jar Goods's Form C. The Form C includes important details about Jar Goods's fundraise that you should review before investing.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Jar Goods does not plan to list these securities on a national exchange or another secondary market. At some point Jar Goods may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Jar Goods either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Prior Rounds

Financial Discussion

Market Landscape

Data Room

FAQs

SeedInvest

PROFILE MENU

EXHIBIT D
Investor Deck

JOY in a JAR



DISCLAIMER

This presentation contains offering materials prepared solely by Jar Goods without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



We make

JOY in a JAR

Jar Goods is on a mission to bring joy, inspiration, and pride back to ready-to-cook pantry staples by prioritizing the consumer.

THE PROBLEM

BRAND-CENTRICITY
It's always about them!

Someone else's
Mom's recipe:
Over-branded; irrelevant to consumer

MOM'S
YO MAMA'S
MARINARA

A celebrity chef:
polarizing

MARIO BATALI
TOMATO BASIL
Emeril's
HOME STYLE MARINARA

A restaurant somewhere...:
Over-branded; irrelevant to consumer

RAO'S
HOMEMADE
MARINARA SAUCE
Patsy's

The old country:
High-maintenance; Too precious for everyday use

















Cucina Antica
tomato basil
LUCINI
TUSCAN MARINARA

Price & profit driven:
Dreary, questionable ingredients; not delicious

TOMATO SAUCE
Prego
Traditional

A founder's favorite
Ingredients:
Hard to use; limited applications; not versatile nor convenient

DAVE'S GOURMET
Butternut Squash
PASTA SAUCE
NELLO'S SAUCE

Me too!:
Not offering anything new; inauthentic & uninspired













Mezzetta
NAPA VALLEY
HOMEMADE
MARINARA
Victoria
MARINARA

THE JAR GOODS SOLUTION

Jar Goods prioritizes our target consumer by addressing their four core needs:

Quality

"We don't say this often, but this jarred sauce will give grandma's recipe a run for its money."
— Real Simple, 10/2016

Versatility

"Tomatoes are the first ingredient, as they should be, with a terrific blend of just the right amount of spices and made with olive oil. You will love this sauce on pasta, chicken, veal, meatball sandwiches - any food you want to add great fresh flavor to."
— Phil Lempert, Supermarket Guru, 2/2017

Emotional Validation

"Big food companies have been re-engineering themselves away from a true strength: selling products that offer a satisfying emotional and visceral appeal to consumers across demographic lines."
— *Phil Kafarakis, President of the Specialty Food Association*

Ingredients

"Like homemade sauce in a jar, the Jar Goods brand is all about natural ingredients and supernatural flavor."
— Di Bruno Bros., Retailer, 2017

These individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

PRODUCT

The Jar Goods consumer is happy, fulfilled, and living their life to the fullest. They don't have the time, nor the desire, to cook from scratch.

The Jar Goods product line is the premium short cut these consumers deserve. Because our products are so delicious and easy to use, we validate their busy lives and help them enjoy dinner easier, faster, and happier.


JAR goods
NET WT. 16 OZ (454 G)
VERY SPECIAL
CLASSIC RED
tomato sauce
JAR goods
NET WT. 16 OZ (454 G)
VERY SPECIAL
CLASSIC VODKA
tomato sauce
JAR goods
NET WT. 16 OZ (454 G)
VERY SPECIAL
CLASSIC SPICY
tomato sauce
JAR goods
NET WT. 16 OZ (454 G)
VERY SPECIAL
VEGAN VODKA-STYLE
tomato sauce
JAR goods
NET WT. 8 OZ (226 G)
VERY SPECIAL
BEET + BASIL PESTO

DISTRIBUTORS









































































- KeHE
- Renaissance Specialty Foods
- unfi — Driven by Nature
- McMahon's Farm — Dairy, Organic & Natural — Wholesale Specialty Foods
- The Davidson Co. Specialty Foods

RETAILERS

- Whole Foods Market
- DeCicco Family Markets
- Albertsons
- heinen's Grocery Store
- Gourmet Garage — Shop like a chef!
- Safeway
- ShopRite
- instacart
- Lunds & Byerlys
- my Stop&Shop
- pete's fresh market
- Busch's Fresh Food Market
- The Fresh Market
- amazon
- meijer
- Central Market
- Jungle Jim's International Market
- National Co+op Grocers
- Dorothy Lane Market
- Citarella
- Market Street
- freshdirect
- Roche Bros.
- Associated Food Stores
- Donelan's Supermarkets
- Natural Grocers
- United Supermarkets
- Dave's Marketplace
- New Leaf Community Markets
- Kowalski's Markets
- New Seasons Market
- Yes! Organic — Since 1970

And many more independent retailers...

PROJECTIONS


Stores Stocking Jar Goods
1490
2042
2244
2500
2900
3400
0
Q2
Q3
Q4
Q1 2019
Q2
Q3
Q4

	2018	2019	2020	2021
Sales	**$795,000**	**$3,596,000**	**$9,252,000**	**$17,294,000**
Less COGS	**-$516,000**	**-$2,218,000**	**-$5,388,000**	**-$10,030,520**
GPM	35.09%	38.32%	41.77%	42%
GP	**$279,000**	**$1,378,000**	**$3,864,000**	**$7,263,480**
Less Expenses	**-$421,000**	**-$812,000**	**-$2,128,000**	**-$3,000,000**
EBITDA	**-$147,000**	**$566,000**	**$1,736,000**	**$4,263,480**

These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



TRACTION + VALIDATION

Stores stocking Jar Goods by quarter since launch

Number of Stores stocking Jar Goods

Quarter: Q1 2016, Q2 2016, Q3 2016, Q4 2016, Q1 2017, Q2 2017, Q3 2017, Q4 2017, Q1 2018

Values: 374, 430, 504, 553, 633, 666, 802, 974, 1058



TRACTION + VALIDATION
Revenue by quarter since launch

TRACTION + VALIDATION

Good velocity = 2 units/sku/store/week.

We have exceeded 2 despite a limited marketing budget!



Spikes denote promotional activity

COMPETITIVE ANALYSIS

Classic Red versus other premium tomato sauces.

BRAND NAME & PER OZ PRICE	HOW CLASSIC RED (CR) IS BETTER - .43/OZ
Rao's Homemade Marinara .39/oz	Nearly same price but CR contains more olive oil, tomatoes, healthy fats, & Vit. A. It is lower in sodium, Non-GMO Project Verified, & calls-out vegan & Kosher. Tomatoes from USA.
Dave's Gourmet Red Heirloom .51/oz	CR is more affordable yet contains more olive oil, tomatoes, healthy fats, & is more flavorful. CR is thicker in texture & calls-out Kosher.
Cucina Antica Tomato Basil .32/oz	CR contains more olive oil, tomatoes, healthy fats, & Vit. A. CR is thicker in texture & richer in flavor, and calls-out vegan & Kosher. Tomatoes from USA.
Mezzetta Homemade Marinara .29/oz	CR contains more olive oil, tomatoes, healthy fats, & Vit. A., is thicker & richer in texture & flavor, much lower in sodium, and calls-out vegan.
Lucini Tuscan Marinara .38/oz	Nearly same price but Lucini contains no olive oil nor healthy fats. Classic Red contains olive oil, more tomatoes, healthy fats, and more flavor, and is vegan & Kosher.

Barriers for new movers to enter market:

- Lofty start-up costs
- High co-packing minimums
- Financing challenges
- Differentiation challenges
- Difficult to gain distribution

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

SUPPORTING RESEARCH

$890 Billion
Total Food Market



$127 Billion
Specialty Foods Market segment of Total Food Market

That's more than 14% — and it's likely to grow to 20% in relatively short order.

$2.57 Billion
SHELF-STABLE PASTA & PIZZA SAUCES
TOTAL ANNUAL MARKET



$725 Million
ADDRESSABLE CROSS-SECTION OF TOTAL MARKET

...and that's just one category

Source: Phil Kafarakis, president of the Specialty Food Association: Big Food has been missing something big: Shifting consumer preferences; Food Dive; December 1, 2017

Source: Specialty Food Association's State of the Specialty Food Industry 2016 report prepared by Mintel and Spins/IRI

MARKETING



SHOPPER Goal: Drive Trial & Velocity

- Digital engagement and insights platforms (eg. Adadapted and Ibotta) to **reach our target consumer** & gain insights
- **Non-profit partnership with Heifer Int'l,** manifested on instant redeemable coupons
- **Cross-promotion** with like-minded brands
- **End cap** placement
- Co-sponsored **demo**
- Trade **promotions**

FIELD Goal: Drive Brand Awareness

- **Revenue-generating** 'foodie' events eg. Emporiyum
- Non-profit partnership with **Hiefer Int'l**
- Social Media calls-to-action & **Influencer** Partnerships
- **Samples** in CSA and subscription boxes, farm stands
- Event / gift bag sponsorships (eg. **Autism Speaks** Chef's Gala)
- **Partnerships** with contemporary brands, retailers
- **Virtual demo** through Social Nature



SAVE $1.00
JAR goods
HEIFER INTERNATIONAL
NET WT. 16 OZ (454 G)
VERY SPECIAL
CLASSIC RED
tomato sauce

jargoods
jargoods From the start of our company, Jar Goods has been committed to creating products that help you make your meals easier, faster, and happier. Today, on #internationalwomensday, we are proud to announce that we are officially taking this mission across the world by partnering with @heiferinternational! Heifer International works with communities to create income opportunities, empower women, care for the earth, and ultimately end world hunger and poverty. It's a big mission, and we need your help! Post your favorite recipe with Jar Goods using the hashtag #givebackwithJarGoods! For every recipe posted, we will donate a chick through Heifer International to a mother in need to help her support her family and her community through food. Let's do this together #givebackwithJarGoods
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MARCH 8
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14

RAISING CONVERTIBLE NOTE

OUR GOALS

- Hire for operations July 2018
- Drive velocity to 3 by Sept. 18
- Launch SKU #6 in Sept 2018
- Surpass break-even point in Nov. 2018
- Hire for marketing Nov. 2018

Use of Funds



R&D
4.0%
Debt Consolidation
8.0%
Working Capital
10.0%
Inventory
16.0%
Sales & Marketing
38.0%
Salary
24.0%

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

TEAM & ACHIEVEMENTS

Melissa Vitelli,
Co-Founder & CEO



Laura Vitelli,
Co-Founder & COO





FACTEUR PR
Public Relations
Reena S. Goodwin



Callie & Co. -
Social Media Management
Callie Rojewski



nongmoproject.org
NON GMO Project
VERIFIED



WOMEN OWNED™
CERTIFIED BY
WBENC/WEConnect INTERNATIONAL
WWW.WOMENOWNEDLOGO.COM



Chobani®
Food Incubator

Inaugural Class



APPENDIX

REVENUE HISTORY & PROJECTIONS BY QUARTER

2016 Revenue	Q1 $58,000	Q2 $35,000	Q3 $53,000	Q4 $50,000	Year Total $196,000
2017 Revenue	Q1 $62,000	Q2 $67,000	Q3 $75,000	Q4 $105,000	Year Total $309,000
2018 Revenue	Q1 $82,000	Q2 $133,000	Q3 $176,000	Q4 $397,000	Year Total $788,000
2019 Revenue	Q1 $542,000	Q2 $642,000	Q3 $871,000	Q4 $1,541,000	Year Total $3,596,000
2020 Revenue	Q1 $1,734,000	Q2 $1,949,000	Q3 $2,444,000	Q4 $3,125,000	Year Total $9,252,000

UNIT ECONOMICS

COGs blended across skus

Dstrbtr Price	3.40	Wholesale Price	5.61	DTC/E-Comm	7.39
COGS	2.41	COGS	2.42	COGS	3.67
GPM	33.7%	GPM	33.17%	GPM	40.7%

GPM blended across 3 sales channels = 37.34%

Path to Reducing COGS

- Source in higher volume
- Optimize warehousing & fulfillment
- Open up transparency with co-packers
- Hire vendor manager
- Integrate vertically

MILESTONES

2015: Launch current product line

2016: Participate in inaugural class of Chobani Food Incubator

2017: Have opened 800 doors

2017: Grew revenue 58% YOY 2016 - 2017

2017: Hired Social Media Manager

2018: Velocity Goal: 2 units / SKU / store / week

2018: Hired for PR

2018: Have opened 1100 doors

2018: Launch Vegan Vodka & Beet + Basil Pesto





To-Do

2018: Hire for operations

2018: Velocity Goal: 3 units / SKU / store / week

2018: Hire for marketing

2018: Reduce COGS by 10%

2018: Launch Veggie Pesto

2018: Achieve revenue growth of 159% YOY 2017-2018

2019: Have opened 3,000 doors

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

E-COMMERCE STRATEGY



amazon.com

freshdirect

instacart

THRIVE
— MARKET —

- ✓ **2017: Identified most attractive product configurations**
- ✓ **2017: Executed enhanced content and free vine reviews through Amazon Launchpad**
- ✓ **2017: Partnered with consultants, Marketplace Gurus, for greater efficiencies and insights**
- ✓ **2017: Partner with micro-influencers to drive trial using affiliate codes on social media**
- ✓ **2017: Generate positive reviews on products listings to add legitimacy to other customers who come to view products**

2018: Iterate successes with new SKUs

2018: Implement strategies for keywords and sponsored products to drive traffic, brand awareness, and sales conversion

2018: Work to be included in all on-brand strategic programs Amazon and other e-Commerce platforms offers to maximize reach





2018: Optimize by converting from small parcel FBA delivery to LTL



2018: Open platforms on Groupon & Thrive; seek invites to Walmart & Target platforms

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

We believe we are positioned to succeed by innovating from within established but stagnant grocery categories where legacy brands cannot innovate authentically.



SEISMIC SHIFT IN MARKET SHARE

▼ Share points lost by large brands   ▲ Share points gained by emerging brands

Food & Beverage
(19%)   +19%

Health & Beauty
(7%)   +11%

(3%)   +3%

(2%)   +1%

Restaurants
(3%)   +3%

"No longer are consumers seeking innovation from tried-and-true brands like Kraft, Gerber, or Coca-Cola. They are much more interested in up-and-coming natural brands that are shaking up the food and beverage marketplace..."

— Source: "Investing in Natural" February 19, 2018 In TrendWatch By SPINS

"Stagnant categories can be surprisingly expandable. For example, declines in demand don't always require that retailers remove a product or category altogether. That's because even in situations where declines exist, retailers and manufacturers need to collaborate in delivering the optimal assortment to meet shifting consumer demand.

Source: "Total Consumer Report" 2018 By The Nielsen Company

22

FUTURE

JOY *in a* JAR


JAR goods
NET WT. 16 OZ
(454 G)
VERY SPECIAL
CACCIATORE
simmering sauce
NON GMO Project VERIFIED


JAR goods
NET WT. 8 OZ
(226 G)
VERY SPECIAL
BLACK TAPENADE
NON GMO Project VERIFIED


JAR goods
NET WT. 8 OZ
(226 G)
VERY SPECIAL
VEGGIE PESTO
NON GMO Project VERIFIED

FUTURE CATEGORIES

FUTURE CATEGORY COMPETITORS

CATEGORY	COMPETITION
Simmering Sauces	Stonewall Kitchen, Williams Sonoma
Condiments	Sir Kensington, True Made
Marinades	Mccormick, Stubb's
Dressings	Brianna's, Marie's
Soups	Amy's, Campbell's



$5.1 Billion
ENTREES & MIXES
TOTAL ANNUAL MARKET



$9.5 Billion
CONDIMENTS,
DRESSINGS & MARINADES
TOTAL ANNUAL MARKET



$6.6 Billion
SOUP
TOTAL ANNUAL MARKET

Source: Mintel/SPINS/IRI

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

EXHIBIT E
Video Transcript

Jar Goods X Chobani
https://www.youtube.com/watch?time_continue=3&v=TolorAILnsU

Laura: I love to feed people it is not just a way of nourishing you, but it's a way of bringing people together.

Melissa: Our worlds collided because Laura's my sister in law, and her father makes this amazing tomato sauce at his restaurant.

L: At the time my father would just, you know, a little bit of this and that he never measured anything.

M: People used to, like, line up around the block to get their hands on the sauce and whenever I'd taste it, I'd be like we have to get this out there this isn't like anything else in this category.

L: We knew that we had a good product and we weren't going to be scared off by the fact that there were a thousand other tomato sauces because we believed in what we had.

M: We wanted to have our own company and make our own narrative in life and it's hard so to have the validation that Chobani gave us is amazing.

L: I've learned so much personally and I think that that's how myself to grow and the company to grow

M: It's great to be able to put the knowledge we've acquired so far in the incubator to work

[Music]